Exhibit 99.1

Copa Holdings Reports Financial Results for the Second Quarter of 2023

Panama City, Panama --- August 9, 2023. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2023 (2Q23). The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2022 (2Q22).

OPERATING AND FINANCIAL HIGHLIGHTS

▪
Copa Holdings reported a net profit of US$17.5 million for 2Q23 or US$0.44 per share. Excluding special items comprised of the unrealized mark-to-market net loss of US$137.0 million related to the Company’s convertible notes, as well as changes in the value of financial investments, the Company would have reported a net profit of US$154.5 million or US$3.92 per share.
▪
Copa Holdings reported an operating profit of US$194.7 million and a 24.1% operating margin for the quarter, as compared to an operating profit of US$42.3 million and an operating margin of 6.1% in 2Q22.
▪
Passenger traffic, measured in terms of revenue passenger miles (RPMs), increased by 15.4% year over year, while capacity (available seat miles or ASMs) increased by 13.6%. As a result, the load factor for the quarter increased by 1.3 percentage points to 86.1%, as compared to 2Q22.
▪
Total revenues for 2Q23 increased 16.7% to US$809.2 million, mainly driven by higher capacity, while yields increased 2.0% to 13.3 cents. Revenue per available seat mile (RASM) increased 2.7% to 12.0 cents, as compared to 2Q22.
▪
Operating cost per available seat mile (CASM) decreased 17.0% from 10.9 cents in 2Q22 to 9.1 cents in 2Q23, mainly driven by a decrease of 35.9% in the price of jet fuel per gallon. CASM excluding fuel (Ex-fuel CASM) decreased by 0.8% in the quarter to 5.9 cents, when compared to 2Q22.
▪
The Company ended the quarter with approximately US$1.3 billion in cash, short-term and long-term investments, which represent 39.6% of the last twelve months’ revenues.
▪
The Company closed the quarter with total debt, including lease liabilities, of US$1.8 billion, while our Adjusted Net Debt to EBITDA ratio ended at 0.5 times.
▪
During the quarter, the Company announced that it will start service to Barquisimeto, Venezuela, bringing the total number of destinations in its network to 81. This new route is scheduled to start in October of 2023.
▪
During the quarter, the Company took delivery of two Boeing 737 MAX 9 aircraft, ending the quarter with a consolidated fleet of 101 aircraft – 67 Boeing 737-800s, 24 Boeing 737 MAX 9s, 9 Boeing 737-700s, and 1 Boeing 737-800 freighter.
▪
Copa Airlines had an on-time performance for the quarter of 91.6% and a flight completion factor of 99.8%, once again positioning itself among the very best in the industry.

Subsequent Events

▪
In July, the Company took delivery of one Boeing 737 MAX 9 and expects to receive five additional aircraft during the remainder of 2023. The Company expects to end the year with 107 aircraft.
▪
On July 14, 2023, Copa Holdings publicly announced the redemption of all its outstanding 4.50% Convertible Senior Notes due in 2025, which will be completed on September 18, 2023. Notes surrendered for conversion will be settled through a combination of cash (up to the principal amount of US$350 million) and shares of Copa common stock, the latter to cover the remainder of the conversion obligation.
▪
In July, Copa Airlines was recognized by Skytrax – for the eighth consecutive year – as the “Best Airline in Central America and the Caribbean”.
▪
Copa Holdings will make its third dividend payment of the year of US$0.82 per share on October 13, 2023, to all Class A and Class B shareholders on record as of September 29, 2023.

Consolidated Financial & Operating Highlights	2Q23	2Q22	Variance vs. 2Q22	1Q23	Variance vs. 1Q23	YTD23	YTD22	Variance vs. YTD22
Revenue Passengers Carried (000s)	2,980	2,481	20.1%	2,881	3.4%	5,860	4,765	23.0%
Revenue Passengers OnBoard (000s)	4,469	3,796	17.7%	4,295	4.0%	8,764	7,272	20.5%
RPMs (millions)	5,826	5,047	15.4%	5,723	1.8%	11,550	9,632	19.9%
ASMs (millions)	6,767	5,955	13.6%	6,596	2.6%	13,363	11,578	15.4%
Load Factor	86.1%	84.8%	1.3 p.p.	86.8%	-0.7 p.p.	86.4%	83.2%	3.2 p.p.
Yield (US$ Cents)	13.3	13.0	2.0%	14.6	-8.9%	13.9	12.4	11.9%
PRASM (US$ Cents)	11.4	11.0	3.6%	12.6	-9.6%	12.0	10.3	16.3%
RASM (US$ Cents)	12.0	11.6	2.7%	13.1	-9.1%	12.5	10.9	14.8%
CASM (US$ Cents)	9.1	10.9	-17.0%	10.2	-11.1%	9.6	10.2	-5.2%
CASM Excl. Fuel (US$ Cents)	5.9	6.0	-0.8%	6.2	-4.5%	6.1	6.0	1.5%
Fuel Gallons Consumed (millions)	79.9	71.5	11.8%	78.2	2.2%	158.1	138.0	14.5%
Avg. Price Per Fuel Gallon (US$)	2.65	4.14	-35.9%	3.36	-21.1%	3.00	3.52	-14.8%
Average Length of Haul (miles)	1,955	2,034	-3.9%	1,987	-1.6%	1,971	2,021	-2.5%
Average Stage Length (miles)	1,260	1,273	-1.1%	1,281	-1.7%	1,270	1,285	-1.2%
Departures	33,385	29,369	13.7%	31,984	4.4%	65,369	56,559	15.6%
Block Hours	107,055	95,315	12.3%	104,626	2.3%	211,681	183,790	15.2%
Average Aircraft Utilization (hours)	11.8	11.2	5.4%	11.9	-0.8%	11.8	10.9	8.5%
Operating Revenues (US$ millions)	809.2	693.4	16.7%	867.3	-6.7%	1,676.5	1,265.0	32.5%
Operating Profit (Loss) (US$ millions)	194.7	42.3	360.6%	193.2	0.8%	387.9	87.0	345.7%
Operating Margin	24.1%	6.1%	18.0 p.p.	22.3%	1.8 p.p.	23.1%	6.9%	16.3 p.p.
Net Profit (Loss) (US$ millions)	17.5	124.1	-85.9%	121.5	-85.6%	139.0	143.8	-3.3%
Adjusted Net Profit (Loss) (US$ millions) (1)	154.5	13.2	1073.1%	157.8	-2.1%	312.3	42.7	632.0%
Basic EPS (US$)	0.44	3.01	-85.3%	3.07	-85.5%	3.52	3.49	1.0%
Adjusted Basic EPS (US$) (1)	3.92	0.32	1125.7%	3.99	-1.8%	7.92	1.04	664.9%
Shares for calculation of Basic EPS (000s)	39,442	41,212	-4.3%	39,565	-0.3%	39,442	41,212	-4.3%

(1)
Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable
IFRS measures.

MANAGEMENT’S COMMENTS ON THE 2Q23 RESULTS

Copa Holdings’ second-quarter results continued to benefit from a healthy demand environment, which resulted in solid unit revenues for the quarter. Moreover, lower effective jet fuel prices and the Company’s consistent execution strategy on its ex-fuel costs impacted positively its unit costs base.

Operating revenues for the quarter increased 16.7% to US$809.2 million while operating 13.6% more capacity compared to 2Q22. The Company’s load factor came in at 86.1% or 1.3 percentage points above 2Q22 and yields came in at 13.3 cents or 2.0% higher than 2Q22. As a result, passenger revenues per ASM (PRASM) increased 3.6% to 11.4 cents and RASM increased 2.7% to 12.0 cents in the quarter.

Operating expenses for 2Q23 decreased 5.6% to US$614.5 million, mainly due to lower fuel costs. Aircraft fuel expenses decreased 27.7% or US$81.8 million compared to 2Q22, due to a 35.9% lower jet fuel price, partially offset by 11.8% more gallons consumed.

Driven by the decrease in fuel cost, cost per available seat mile (CASM) came in at 9.1 cents, a decrease of 17.0% compared to 2Q22. Costs excluding fuel (Ex-fuel CASM) came in at 5.9 cents, a 0.8% decrease when compared to the same period in 2022.

Copa Holdings closed the quarter with US$ 1.3 billion in cash, short-term and long-term investments, which represent 39.6% of the last twelve months’ revenues.

Total debt at the end of 2Q23 amounted to US$1.8 billion compared to US$1.7 billion at the end of 2022, while our Adjusted Net Debt to EBITDA ratio ended at 0.5 times.

The Company continued its fleet expansion during the quarter and took delivery of two Boeing 737 MAX 9 aircraft to end the quarter with a total of 101 aircraft in its fleet. Additionally, the Company announced the commencement of its new service to Barquisimeto, Venezuela in October 2023, bringing the total number of destinations in its network to 81.

Copa Holdings’ second quarter results are the product of a solid and well-executed business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2023

For 2023, the Company updates its outlook as follows: consolidated capacity is expected to grow within a range of 12% to 13% over 2022, and operating margin is expected to come within the range of 22% to 24%.

Financial Outlook	2023 Guidance	2022
Capacity – YOY ASM growth	12-13%	63.6%
Operating Margin	22-24%	15.2%

Factored into this outlook is a load factor of approximately 86%, unit revenues (RASM) of 12.3 cents, unit costs excluding fuel (Ex-Fuel CASM) in the range of 6.0 cents, and an all-in fuel price of US$2.95 per gallon.

CONSOLIDATED SECOND-QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q23 totaled US$809.2 million, a 16.7% increase from operating revenue of US$693.4 million in 2Q22, mainly driven by passenger revenue.

Passenger revenue totaled US$773.8 million, a 17.8% increase compared to the same period in 2022, mainly driven by higher load factors and yields which resulted in a 3.6% increase in PRASM. The second-quarter results are mostly comprised of flown passenger ticket revenue, unredeemed ticket revenue, and passenger-related ancillary revenue.

Cargo and mail revenue totaled US$23.9 million, a 10.6% decrease compared to the same period in 2022, related to lower cargo volumes and yields.

Other operating revenue totaled US$11.5 million, an 18.6% increase compared to the same period in 2022, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Consolidated costs for 2Q23 decreased 5.6% to US$614.5 million, mainly driven by lower fuel costs.

Fuel totaled US$214.1 million, a decrease of 27.7% compared to the same period in 2022, due to a 35.9% lower effective fuel price, partially offset by an 11.8% increase in fuel gallons consumed.

Wages, salaries, benefits, and other employee expenses totaled US$105.8 million, representing an 18.9% increase compared to the same period in 2022, mainly driven by growth in operational staff to support current capacity, as well as salary adjustments and provisions for variable compensation.

Passenger servicing totaled US$21.5 million, an increase of 33.5% compared to the same period in 2022, mainly due to a 17.7% increase in onboard passengers and an upgrade in the Company’s product offering.

Airport facilities and handling charges totaled US$54.1 million, an increase of 14.5% compared to the same period in 2022, mostly related to a 13.7% increase in departures as well as higher airport fees.

Sales and distribution totaled US$56.6 million, an increase of 0.7% compared to the same period in 2022, due to an increase in ticket sales compared to 2Q22 but mostly offset by a reduction in the Company’s distribution costs as a result of higher penetration of both direct sales and the lower-cost travel agency channels launched by Copa in September 2022.

Maintenance, materials, and repairs totaled US$31.4 million, an increase of 11.0% compared to the same period in 2022, mainly due to major components repairs and materials consumption due to an 11.7% increase in flight hours, partially offset by an adjustment in provisions related to the future return of leased aircraft based on IFRS accounting standards.

Depreciation and amortization totaled US$74.8 million, an increase of 14.5% compared to the same period in 2022, mostly related to additional aircraft and maintenance events amortization.

Flight operations mostly related to overflight fees, totaled US$25.0 million, an increase of 3.9% compared to the same period in 2022, driven by a 12.3% increase in block hours, offset by a reversal of provisions corresponding to prior periods.

Other operating and administrative expenses totaled US$31.2 million, representing an increase of 7.8% compared to the same period in 2022, mainly related to engine rentals required to compensate for longer induction and turnaround times at third-party maintenance facilities and IT-related expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) totaled (US$151.4) million.

Finance cost totaled (US$30.5) million, mostly comprised of US$11.6 million of convertible notes interest expenses, which included $7.7 million related to a non-cash interest expense due to the amortization of the debt principal and debt issuance costs associated with the convertible notes; US$9.4 million related to loan interest and commission expenses; US$5.7 million related to the discount rate utilized for the calculation of leased aircraft charges; US$2.7 million in interest charges related to operating leases and US$1.1 million in other interest charges.

Finance income totaled US$12.0 million in proceeds from investments.

Gain (loss) on foreign currency fluctuations resulted in a gain of US$3.7 million, mainly driven by the appreciation of the Colombian peso and the Brazilian real during the quarter.

Net change in fair value of derivatives totaled a net (US$137.5) million unrealized mark-to-market loss related to the value of the Company’s convertible notes.

Other non-operating income (expense) totaled a net of US$0.9 million, which includes an unrealized mark-to-market gain of US$0.5 million related to changes in the value of financial investments.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Unaudited	%
	2Q23	2Q22	Change	1Q23	Change	YTD23	YTD22	Change
Operating Revenues
Passenger revenue	773,781	656,943	17.8%	834,018	-7.2%	1,607,798	1,198,198	34.2%
Cargo and mail revenue	23,888	26,734	-10.6%	23,252	2.7%	47,140	48,270	-2.3%
Other operating revenue	11,521	9,718	18.6%	9,995	15.3%	21,516	18,508	16.3%
Total Operating Revenue	809,190	693,394	16.7%	867,264	-6.7%	1,676,454	1,264,976	32.5%

Operating Expenses
Fuel	214,121	295,952	-27.7%	265,498	-19.4%	479,619	487,208	-1.6%
Wages, salaries, benefits and other employees' expenses	105,788	88,995	18.9%	102,652	3.1%	208,441	178,754	16.6%
Passenger servicing	21,460	16,074	33.5%	20,391	5.2%	41,852	31,681	32.1%
Airport facilities and handling charges	54,146	47,280	14.5%	50,479	7.3%	104,625	93,067	12.4%
Sales and distribution	56,596	56,222	0.7%	61,406	-7.8%	118,002	102,255	15.4%
Maintenance, materials and repairs	31,430	28,311	11.0%	40,296	-22.0%	71,726	51,662	38.8%
Depreciation and amortization	74,818	65,337	14.5%	72,677	2.9%	147,494	128,640	14.7%
Flight operations	25,005	24,068	3.9%	27,424	-8.8%	52,429	46,106	13.7%
Other operating and administrative expenses	31,158	28,894	7.8%	33,228	-6.2%	64,387	58,568	9.9%
Total Operating Expense	614,523	651,133	-5.6%	674,053	-8.8%	1,288,576	1,177,942	9.4%

Operating Profit/(Loss)	194,667	42,261	360.6%	193,212	0.8%	387,878	87,035	345.7%

Non-operating Income (Expense):
Finance cost	(30,517)	(21,270)	43.5%	(24,365)	25.2%	(54,882)	(41,715)	31.6%
Finance income	11,970	3,526	239.5%	8,842	35.4%	20,812	6,071	242.8%
Gain (loss) on foreign currency fluctuations	3,712	(6,834)	-154.3%	1,201	209.0%	4,914	(3,916)	-225.5%
Net change in fair value of derivatives	(137,473)	113,670	-220.9%	(37,933)	262.4%	(175,406)	106,918	-264.1%
Other non-operating income (expense)	925	(2,717)	-134.0%	1,235	-25.1%	2,160	(5,381)	-140.1%
Total Non-Operating Income/(Expense)	(151,382)	86,375	-275.3%	(51,020)	196.7%	(202,402)	61,977	-426.6%

Profit before taxes	43,284	128,636	-66.4%	142,192	-69.6%	185,476	149,012	24.5%

Income tax expense	(25,775)	(4,560)	465.2%	(20,671)	24.7%	(46,447)	(5,177)	797.2%

Net Profit/(Loss)	17,509	124,076	-85.9%	121,521	-85.6%	139,030	143,835	-3.3%

EPS
Basic	0.44	3.01	-85.3%	3.07	-85.5%	3.52	3.49	1.0%

Shares used for calculation:
Basic	39,442,367	41,211,540	-4.3%	39,565,223	-0.3%	39,442,367	41,211,540	-4.3%

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)

	June 2023	December 2022
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	281,863	122,424
Short-term investments	833,576	812,323
Total cash, cash equivalents and short-term investments	1,115,439	934,747

Accounts receivable, net	162,333	135,415
Accounts receivable from related parties	2,388	2,168
Expendable parts and supplies, net	104,332	93,332
Prepaid expenses	46,025	52,322
Prepaid income tax	335	798
Other current assets	21,855	17,043
	337,268	301,078
TOTAL CURRENT ASSETS	1,452,707	1,235,825

Long-term investments	222,282	202,056
Long-term prepaid expenses	8,832	7,770
Property and equipment, net	3,025,624	2,883,524
Right of use assets	258,268	234,380
Intangible, net	82,919	78,555
Net defined benefit assets	1,732	504
Deferred tax assets	29,499	30,743
Other Non-Current Assets	16,796	17,005
TOTAL NON-CURRENT ASSETS	3,645,952	3,454,537

TOTAL ASSETS	5,098,659	4,690,362

LIABILITIES
Loans and borrowings	445,083	142,484
Derivative financial instruments	426,555	-
Current portion of lease liability	71,940	80,084
Accounts payable	161,880	166,660
Accounts payable to related parties	2,340	1,004
Air traffic liability	649,054	651,805
Frequent flyer deferred revenue	114,570	111,526
Taxes Payable	49,178	43,878
Employee benefits obligations	39,537	44,913
Income tax payable	14,814	6,276
Other Current Liabilities	757	1,175
TOTAL CURRENT LIABILITIES	1,975,708	1,249,805

Loans and borrowings long-term	1,107,037	1,301,819
Lease Liability	186,558	158,289
Derivative financial instruments	-	251,150
Deferred tax Liabilities	34,710	16,571
Other long - term liabilities	239,763	220,618
TOTAL NON-CURRENT LIABILITIES	1,568,068	1,948,447

TOTAL LIABILITIES	3,543,776	3,198,252

EQUITY
Class A - 34,064,142 issued and 28,367,386 outstanding	21,366	21,327
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	105,551	103,465
Treasury Stock	(360,001)	(344,541)
Retained Earnings	1,652,916	1,367,784
Net profit	139,030	348,054
Other comprehensive loss	(11,445)	(11,445)

TOTAL EQUITY	1,554,883	1,492,110
TOTAL EQUITY LIABILITIES	5,098,659	4,690,362

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the six months ended June 30,

(In US$ thousands)

	2023	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	420,171	327,833	149,669
Cash flow used in investing activities	(293,193)	(262,743)	(119,776)
Cash flow from (used in) from financing activities	32,461	(142,046)	107,806
Net increase in cash and cash equivalents	159,439	(76,956)	137,699
Cash and cash equivalents at January 1	122,424	211,081	119,065
Cash and cash equivalents at June 30	$281,863	$134,125	$256,764

Short-term investments	833,576	801,132	925,680
Long-term investments	222,282	140,374	99,235
Total cash and cash equivalents and investments at June 30	$1,337,721	$1,075,631	$1,281,679

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Profit	2Q23	2Q22	1Q23

Net Profit as Reported	$17,509	$124,076	$121,521
Add: Net change in fair value of derivatives	$137,473	$(113,670)	$37,933
Add: Net change in fair value of financial investments	$(512)	$2,761	$(1,655)
Adjusted Net Profit	$154,469	$13,168	$157,798

Reconciliation of Adjusted Basic EPS	2Q23	2Q22	1Q23

Adjusted Net Profit	$154,469	$13,168	$157,798
Shares used for calculation of Basic EPS	39,442	41,212	39,565
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$3.92	$0.32	$3.99

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	2Q23	2Q22	1Q23

Operating Costs per ASM as Reported (in US$ Cents)	9.1	10.9	10.2
Aircraft Fuel Cost per ASM (in US$ Cents)	3.2	5.0	4.0
Operating Costs per ASM excluding fuel (in US$ Cents)	5.9	6.0	6.2